NEWS RELEASE: February 19th, 2007

 ALMADEN OPTIONS YAGO PROJECT TO SPIRE VENTURES

IN BRIEF:

Almaden Minerals ltd. (TSX: AMM; AMEX:AAU; “Almaden”) is pleased to announce that it has optioned its wholly owned Yago gold-silver project in Mexico to Consolidated Spire Ventures Ltd. (TSX-V: CZX; “Spire”). Spire can earn a 60% interest from Almaden by spending US$3.5 M and by issuing Almaden 800,000 shares of Spire to Almaden over 5 years. Spire is committed to spend a minimum of US$250,000 in the first year and to issue 100,000 shares of Spire to Almaden upon regulatory approval of the agreement. J. Poliquin, president and CEO of Almaden commented that, “We are very pleased to be working with Spire on this project which has the potential to host a significant gold-silver deposit.”

IN DEPTH:

The Yago project covers a large area of hydrothermal alteration characterised by acid-sulphate kaolinite-alunite alteration and spatially associated strataform replacement silica alteration. Both these styles of alteration occupy areas of relatively higher relief on the property and are interpreted to represent the original surface or paleo water table of the hydrothermal system. In areas of erosion beneath these styles of alteration, quartz veins are exposed that exhibit classic low-sulphidation epithermal textures such as banded and crustiform chalcedony and quartz crystallised from amorphous silica. The northern half of the Yago project is underlain by a series of at least five low-sulphidation epithermal veins named the La Sarda-San Juan, La Esperanza, La Magnolia, La Cucaracha and El Dragon. These structures are sub-parallel, southwest-dipping quartz-adularia veins that occur over an area of 1500 by 1200 metres. There has been limited production from each of these veins, but the majority of production has been from the La Sarda-San Juan vein. Based on fluid inclusion analyses, alteration mineralogy and geochemical data gathered the veins identified are interpreted to represent a very shallowly eroded epithermal gold-silver system. An IP geophysical survey has been carried out over this part of the property. This survey was particularly effective in delineating these structures as resistivity highs and extended the potential strike length of the La Sarda-San Juan Vein by 260 metres to the northeast. The resistivity high representing the vein extended to the northern boundary of the IP survey area. Subsequent prospecting identified banded chalcedonic quartz veining 550 metres northwest of the La Sarda-San Juan Vein workings.

Morgan Poliquin, M.Sc., P.Eng. a qualified person, under the meaning of National Instrument 43-101, and a director of Almaden, has reviewed the technical aspects of this news release. Almaden currently has 14 active joint venture and option agreements. This includes 9 agreements under which other companies are earning an interest in the Almaden projects by spending.

ON BEHALF OF THE BOARD OF DIRECTORS

"Duane Poliquin"

______________________

Duane Poliquin, President

The Toronto Stock Exchange nor the American Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.